Filed Pursuant to Rule 433

Registration No. 333-178248

Supplementing the Preliminary Prospectus

Supplement dated November 13, 2013

(To a Prospectus dated December 1, 2011)

November 13, 2013

PRICING TERM SHEET

3.70% Notes due 2023

Issuer:	Corning Incorporated

Expected Ratings (Moody’s/S&P/Fitch)*	A3/BBB+/A- (Stable/Positive/Stable)

Security:	3.70% Notes due 2023 (the “Notes”)

Principal Amount:	$250,000,000

Trade Date:	November 13, 2013

Expected Settlement Date:	November 18, 2013 (T+3)

Maturity Date:	November 15, 2023

Coupon:	3.70%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2014

Price to Public:	99.777%

Spread to Benchmark Treasury:	+100 bps

Benchmark Treasury:	2.500% due August 15, 2023

Benchmark Treasury Yield:	2.727%

Yield to Maturity:	3.727%

Optional Redemption:

The Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company. If the Company redeems the Notes more than 90 days prior to their scheduled maturity date, the redemption price will be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 15 basis points. If the Company redeems the Notes on or after the date that is 90 days prior to the scheduled maturity date of the Notes, the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed.

In any redemption, the Company will pay accrued and unpaid interest on the principal being redeemed to but not including the date of redemption.

Repurchase Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Company will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to but not including the date of redemption.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	219350AZ8 / US219350AZ84

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Co-Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and the prospectus supplement relating to the securities described above) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement relating to the securities described above in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at (800) 503-4611 (toll free) or by calling J.P. Morgan Securities LLC at (212) 834-4533 (collect).